Exhibit 10.28

December 22, 2010

Joellyn Champagne
14607 Wood Thorn Court
Humble, TX 77396

Dear Joellyn:

We are pleased to offer you the position of Vice President of Human Resources at GSE Lining Technology, LLC (hereafter referred to as the Company). The position will commence no later than January, 17, 2011. As a salaried employee, paid semi-monthly, your base salary will be $7708.33 per pay period or $185,000 annually. You will be eligible for a management bonus at plan equal to 30% of annual base salary (up to 40% maximum). Determination of the management bonus will be based on successful achievement of company and personal goals.

You will also be granted 20,000 GSE stock options. A letter regarding these options will be provided to you in separate correspondence after the start of 2011. An Intellectual Property and Confidentiality Agreement and a Change of Control Retention Agreement will also be sent to you under separate cover.

In order to provide you additional comfort, the above mentioned Change of Control Retention Agreement will provide you 12 months of severance (base salary only) for termination without cause before or after a change of control, termination due to a change of control or significant diminution, of your duties as described in the position specification for this role. This is detailed in the above mentioned agreement.

The Company will maintain Director and Officers Liability Insurance coverage on your behalf. This offer of employment is contingent upon the results of a post-offer medical examination, including tests for prohibited drugs and alcohol, verification of your prior work and academic history, and confirmation of a satisfactory job-related background and driving record. Your employment with GSE will be governed by the terms and conditions contained within GSE’s Corporate Employee Policies.

GSE offers a variety of benefits to its employees. You will be eligible for medical and dental insurance, long-term disability, group life, accidental death, a 401(k) plan, among others. Prior to your eligibility for these benefits, the Company will reimburse you for your Cobra coverage during the waiting period. You will be eligible for four weeks of Paid Time Off (PTO) each year.

The U. S. Department of Justice, Immigration and Naturalization Service, requires that all employees, citizens and non-citizens, must complete an Employment Eligibility Verification, Form 1-9, at the time of hire. Be prepared to present original documents for examination by the Human Resources Department on your first day of employment. Please call Paul Cash at 703-299-0506, if you have any questions regarding the list of acceptable documents.

Please acknowledge your acceptance of this offer by signing, dating and returning this proposal to the undersigned. Please respond within ten (10) days of receipt of this letter. This position will be held open for you up to this time. This letter does not constitute any employment contract or modification of the employment at-will doctrine, and it does not provide you with any contractual right for any period of time nor guarantee continued employment.

I am very excited for you regarding this opportunity and its rewards for you and GSE.

Sincerely,

/s/ Paul M. Cash
Paul M. Cash
Human Resources